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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             MICROTEK MEDICAL, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      0005949391
                                      ----------
                                    (CUSIP Number)


                                     Ian Hancock
                         Kleinwort Benson (Guernsey) Limited
                        P.O. Box 44, Westbourne, The Grange
                                   St. Peter Port
                          Guernsey, Channel Islands GY1 3BG

                                   with copies to:

                     John C. Hart, Esq.                Jonathan Stearns
                     Latham & Watkins             The KB Mezzanine Fund, L.P.
                     885 Third Avenue                200 Park Avenue, 25th Floor
                    New York, NY 10022            New York, New York 10166

                  --------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 30, 1996
                ------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

     Check the following box if a fee is being paid with the statement [X] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                     SCHEDULE 13D


      CUSIP No. 0005949391
                -----------------------------

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The KB Mezzanine Fund, L.P.

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                         (b)



      3    SEC USE ONLY


      4    SOURCE OF FUNDS

           00

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                      7   SOLE VOTING POWER

                          305,683
        NUMBER OF
                      8   SHARED VOTING POWER
          SHARES
       BENEFICIALLY
                          None
         OWNED BY
           EACH       9   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON          305,683
           WITH
                      10  SHARED DISPOSITIVE POWER

                          None
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      305,683

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

           SHARES*

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6%

      14   TYPE OF REPORTING PERSON*

           PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1.   Security and Issuer

               This statement relates to the common stock, $.01 par value per share ("Common Stock"), of Microtek Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 512 Lehmberg Road, Columbus, Mississippi 39702.

     Item 2.   Identity and Background

               (a)-(c) and (f). This statement is being filed by The KB Mezzanine Fund, L.P., a Delaware limited partnership ("KB"). KB is engaged primarily in investment activities and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG.

               The general partner of KB is Kleinwort Benson (Guernsey) Limited ("KBGL"), a corporation organized under the laws of the Channel Islands. KBGL is engaged primarily in private banking, funds management and administrative services and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG.

               All of the outstanding securities of KBGL are owned by Kleinwort Benson Channel Islands Ltd ("KBL"). KBL, a holding company, is organized under the laws of the Channel Islands and its principal executive offices are located at P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG. KBL is a wholly-owned subsidiary of KBIM Overseas B.V. ("KBIM"), a holding company organized under the laws of the Netherlands, whose principal executive offices are located at
     Drentestreet 20, Amsterdam, Netherlands.   KBIM is a wholly-owned
     subsidiary of KBIM International Ltd ("KBIMI"), a holding company organized under the laws of the United Kingdom, whose principal executive offices are located at 20 Frenchurch Street, London, England EC3P 3DB. KBIMI is a wholly-owned subsidiary of Kleinwort Benson Investment Management Holdings Ltd ("KBIMH"), a holding company organized under the laws of the United Kingdom, whose principal executive offices are located at 10 Frenchurch Street, London, England EC3M 3LB.

               All of the outstanding securities of KBIMH are owned by Kleinwort Benson Group plc, a holding company organized under the laws of the United Kingdom ("KBG"), whose principal executive offices are located at 20 Frenchurch Street, London, England EC3P 3DB. All of the outstanding securities of KBG are owned by Dresdner Investments (UK) plc, a holding company organized under the laws of the United Kingdom ("DI"), whose principal executive offices are located at 125 Wood Street, London, England EC2V 7AQ.

               All of the outstanding securities of DI are owned by Zenon Beteiligungs GmbH ("Zenon"), which is a wholly-owned subsidiary of Dresdner Bank, AG, a bank organized under the laws of the Federal Republic of Germany ("Dresdner"). Dresdner's principal executive offices are located at Jurgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany.

               For information with respect to the executive officers and directors of KBGL, see Schedule I attached hereto, which is incorporated herein by reference.

               (d) and (e). During the last five years, KB has not and, to the best knowledge of KB, no person named in this Item 2 or on Schedule I hereto (each, a "Related Person") has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration

               On April 30, 1996, Micro Partners, L.P., a Missouri limited partnership ("Micro Partners"), made a liquidating distribution of all of the Common Stock held by Micro Partners to its limited partners and its general partner in proportion to their respective partnership interests and in accordance with its partnership agreement. Pursuant to such distribution, KB, as a limited partner of Micro Partners, received 305,683 shares of Common Stock. The shares distributed to it were not issued in exchange for any "funds or other consideration."



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




     Item 4.   Purpose of Transaction

               KB acquired its shares of the Common Stock pursuant to the April 30, 1996 liquidating distribution of Micro Partners, in which KB held a limited partnership interest for investment, as described in Item 3.
     Except as set forth below, neither KB nor, to the best knowledge of KB, any Related Person, has any present plans or proposals which would relate to or result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
     (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

               The Company and Isolyser Company, Inc., a Georgia corporation ("ICI"), have entered into an Agreement and Plan of Merger, dated March 15, 1996 (the "Merger Agreement"), pursuant to which a subsidiary of ICI has agreed, subject to certain terms and conditions, to merge into the Company (the "Merger"). In the Merger, the Company's stockholders will receive shares of ICI common stock in exchange for their Common Stock, in accordance with the exchange ratio set forth in the Merger Agreement. Consummation of the Merger is subject to, among other things, approval by the Company's stockholders. In connection with the parties' execution of the Merger Agreement, Micro Partners delivered an agreement to ICI, a form of which is attached hereto as Exhibit A and incorporated herein by reference, pursuant to which Micro Partners appointed ICI its proxy to vote all of its shares of Common Stock at the Stockholders meeting held to approve the Merger and covenanted not seek to assert any appraisal or dissenters' right in respect of the Merger. KB has been requested and currently intends to deliver an agreement to ICI, a form of which is attached hereto as Exhibit B and incorporated herein by reference, containing the same proxy and covenant.

     Item 5.   Interest in Securities of the Issuer

               (a) KB beneficially owns an aggregate of 305,683 shares of Common Stock, which represents approximately 6.6% of the outstanding Common Stock (based on 4,596,886 shares outstanding at March 20, 1996, as reported in the Company's Report on Form 10-Q for the fiscal quarter ended February 29, 1996). All of such shares are held of record by KB.

               (b) Except as described herein, KB has the sole power to vote or to direct the vote with respect to, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

               (c) Except as described herein, KB has not, and to the best knowledge of KB no Related Person has, effected any transaction in the Common Stock during the past 60 days.

               (d) No person other than KB is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KB.

               (e)  Not applicable.



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




     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Except as described in Item 4 and incorporated herein by reference, KB is not aware of any contracts, arrangements, understandings or relationships between KB or any Related Person or between such persons and any other person with respect to any securities of the Company.

     Item 7.   Material to be Filed as Exhibits

          Exhibit A  --  Form of Agreement dated as of March 15, 1996, between
                         Isolyser Company, Inc. and Micro Partners, L.P.

          Exhibit B  --  Form of Agreement dated as of May 1, 1996, between
                         Isolyser Company, Inc., Micro Partners, L.P. and The KB Mezzanine Fund, L.P.





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
                                   SCHEDULE I
                CERTAIN INFORMATION WITH RESPECT TO THE DIRECTORS
          AND EXECUTIVE OFFICERS OF KLEINWORT BENSON (GUERNSEY) LIMITED

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Kleinwort Benson (Guernsey) Limited. Except as otherwise noted, the business address of each person is Kleinwort Benson (Guernsey) Limited, P.O. Box 44, Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands GY1 3BG, and each such person is an citizen of the Channel Islands.


Name                Present Principal Occupation or Employment Position
- ----                ---------------------------------------------------

D. Hinshaw               Chief Executive and Director

B. Brehaut               Managing Director and Director

D.W. Blanciiard          Secretary

G.F.O. Alford(1)         Chairman of the Board of Directors

P.J. Creed               Director

J.J. Gilligan            Director

R.C. Hendry              Director

P.D. Hyde                Director

G.N. Le Tissier          Director

N.C. Robins              Director

R.F. Robins              Director

B. T. Vickers            Director


_________________________

(1)  Mr. Alford is a citizen of the United Kingdom.

                                      Signatures
                                      ----------


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   THE KB MEZZANINE FUND, L.P.


                                   By: KLEINWORT BENSON (GUERNSEY) LIMITED
                                         Its General Partner

                                       /s/  Kevin M. Lynch
                                       ----------------------------------------
                                       Name:      Kevin M. Lynch
                                       Title:     Attorney-in-Fact

                                       Dated:      5/10/96
                                                  --------------------


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




                                    EXHIBIT INDEX

          Exhibit A  --  Form of Agreement dated as of March 15, 1996, between
                         Isolyser Company, Inc. and Micro Partners, L.P.

          Exhibit B  --  Form of Agreement dated as of May 1, 1996, between
                         Isolyser Company, Inc., Micro Partners, L.P. and The KB Mezzanine Fund, L.P.



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